SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2015

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Northern Industrial Zone, Yavne, Israel 8122216
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

In furtherance of a Form 6-K submitted by G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods on February 25, 20015, the Company has been informed that a decision by the Tel Aviv District Court (the "Court") has been reached following a request submitted on February 24, 2015 to the Court by Public Joint Stock Company Alfa Bank (“Alfa”), a Ukrainian banking entity. Alfa requested to freeze certain assets as well as direct and indirect holdings of the Company’s ultimate controlling shareholder, Mr. Alexander Granovsky. This request was filed as part of a claim filed by Alfa against Mr. Granovsky and others with respect to alleged debts owed by them to Alfa. The defendants have yet to file a statement of defense in said claim.

Following hearings in this respect, on March 22, 2015 the Court handed down a judgment partially in Alfa’s favour as follows:

•
Mr. Granovsky, Israel 18 B.V., the Company's indirect controlling shareholder, Israel 180 Ltd. (an Israeli private company wholly owned by Israel 18 B.V) and Orot Israel Ltd. (an Israeli private company wholly owned by Israeli 180 Ltd.) may not dispose or otherwise grant a security interest over any of their respective holdings, including their direct holdings in the Company, pending final judgment of the Court;

•
The loan amount to be provided by Zwi Williger and Joseph Williger, described in the Company's Form 6-K submitted on February 25, 2015, shall remain in escrow pending other judgments given by the Court; and

•
Pending additional hearings, the parties to the dispute should disclose all relevant documentation giving rise to rights in the capital or payment of monies owed to them by Mr. Granovsky or his direct and indirect holdings in Israel.

The orders above shall lapse upon failure by Alfa to provide an autonomous bank guarantee from an Israeli bank by no later than March 29, 2015 at 12.pm (Israeli time) in an amount of thirty million New Israeli Shekels (NIS 30 million) in escrow as a guarantee to cover any damages to third parties which may be affected by such orders should Alfa’s claim ultimately fail.

The final resolution of these issues may affect the closing of the loan transaction described in the Company's the Company's Form 6-K submitted on February 25, 2015.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: March 25, 2015
	By:	/s/ Itai Loewenstein
Name: Itai Loewenstein
Title: Chief Financial Officer